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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 11, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. ("GS&Co") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated
January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995, Amendment No. 4 thereto dated October 6, 1995 and Amendment No. 5 thereto dated October 10, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 2.     Identity and Background.

            Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

            Exor Group S.A. (together with its designated affiliates, "Exor") is a Luxembourg investment holding company, part of the Agnelli Group. Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") is a British Virgin Islands private company, a Niarchos investment company.

            As described in Item 3, on October 11, 1995, Mr. Rockefeller informed the Whitehall Investors that of the $220 million investment he and Tishman Speyer had previously committed to make in the Acquiror, $90 million will be contributed by each of Exor and Troutlet. As a result, the Reporting Persons, together with Tishman Speyer, Rockefeller, Exor and Troutlet may be deemed to constitute a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934.*












*    Neither the present filing nor anything contained
     herein shall be construed as an admission that the Reporting Persons together with Tishman Speyer, Rockefeller, Exor and Troutlet constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that the Whitehall Investors together with Tishman Speyer, Rockefeller, Exor and Troutlet constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under
     Section 13(d) of the Securities Exchange Act of 1934.
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Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

            On October 11, 1995, Mr. Rockefeller informed the Whitehall Investors that of the $220 million investment he and Tishman Speyer had previously committed to make in the Acquiror, $90 million will be contributed by each of Exor and Troutlet. A copy of the letter agreement among the Whitehall Investors, Tishman Speyer, Rockefeller, Exor and Troutlet relating to their participation in the Acquiror is attached hereto as Exhibit 14 and incorporated herein by reference.


Item  5.    Interest in Securities of the Issuer.

            Items 5(a) and 5(b) of the Schedule 13D are hereby amended by inserting the following paragraph as a new numbered paragraph 8 immediately after numbered paragraph 7 appearing therein:

            8. To the knowledge of the Reporting Persons, neither Exor nor Troutlet beneficially owns any shares of Common Stock.

            Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  To the knowledge of the Reporting Persons, neither Exor
            nor Troutlet has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this amendment.

            Item 5(d) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  As stated in Items 5(a) and 5(b), to the knowledge of the
            Reporting Persons, neither Exor nor Troutlet beneficially owns any shares of Common Stock.

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Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

    Exhibit No.          Exhibit                              Page

        14               Letter Agreement, dated October        6
                         11, 1995, by and among Whitehall
                         Street Real Estate Limited
                         Partnership V, Goldman, Sachs &
                         Co., Goldman Sachs Mortgage
                         Company, Tishman Speyer
                         Properties, L.P., David
                         Rockefeller, Exor Group S.A. and
                         Troutlet Investments Corporation.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General
                             Partner


                              By:   WH Advisors, Inc. V,
                                      General Partner


                                By: /s/ Ralph Rosenberg
                                     _____________________
                                     Name: Ralph Rosenberg
                                     Title: Vice President